UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share **

(Title of Class of Securities)

G9366M103

(CUSIP Number)

Zhonghan (John) Deng

Zhaowei (Kevin) Jin

15/F Shining Tower

No. 35 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

With copies to:

Steven Liu, Esq.

Jerome J. Ku, Esq.

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, PRC

Facsimile: + (8610) 5680 3889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the listing on NASDAQ Global Market of American depositary shares, each representing four ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Zhonghan (John) Deng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,969,560 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,969,560 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,969,560 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14.	TYPE OF REPORTING PERSON IN

(1) This amount includes (a) 4,453,192 ordinary shares, (b) 15,000 American Depositary Shares (ADSs), representing 60,000 ordinary shares and (c) options to purchase 6,456,368 ordinary shares within 60 days of June 22, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Vimicro Beijing Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,513,192 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,513,192 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,513,192 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) This amount includes (a) 4,453,192 ordinary shares and (b) 15,000 ADSs, representing 60,000 ordinary shares.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Zhaowei (Kevin) Jin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,285,471 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,285,471 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,285,471 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) This amount includes (a) 1,391,851 ordinary shares, (b) 100,000 American Depositary Shares (ADSs), representing 400,000 ordinary shares and (c) options to purchase 2,493,620 ordinary shares within 60 days of June 22, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS Vimicro Shenzhen Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,791,851 ordinary shares(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,791,851 ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,851 ordinary shares(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) This amount includes (a) 1,391,851 ordinary shares and (b) 100,000 ADSs, representing 400,000 ordinary shares.

INTRODUCTORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed jointly by Mr. Zhonghan (John) Deng (“Mr. Deng”), Mr. Zhaowei (Kevin) Jin (“Mr. Jin”), Vimicro Beijing Corporation and Vimicro Shenzhen Corporation (collectively, the “Reporting Persons”, and each a “Reporting Person”), with respect to Vimicro International Corporation (the “Company” or “Issuer”).

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”). The ordinary shares of the Issuer described herein held by Mr. Deng were previously reported on his Schedule 13G filed on February 10, 2014 (as amended). The ordinary shares of the Issuer described herein held by Mr. Jin were previously reported on his Schedule 13G filed on February 10, 2014 (as amended).

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and American depositary shares (the “ADSs”), each representing four Ordinary Shares of the Issuer are listed on the NASDAQ Global Market under the symbol “VIMC.” The address of the principal executive office of the Company is 16/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China (the “PRC”).

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Deng is chairman of the board of directors and chief executive officer of the Company. The business address of Mr. Deng is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, PRC. Mr. Deng is a citizen of the PRC.

Mr. Jin is a director and co-chief executive officer of the Company. The business address of Mr. Jin is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, PRC. Mr. Jin is a citizen of the PRC.

Vimicro Beijing Corporation is principally an investment holding vehicle. Vimicro Beijing Corporation is a British Virgin Islands company wholly-owned by Golden Hill Assets Limited, which is wholly-owned by Universal Finance Investment Limited, of which Mr. Deng is the sole shareholder. The business address of Vimicro Beijing Corporation is 15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, PRC.

Vimicro Shenzhen Corporation is principally an investment holding vehicle. Vimicro Shenzhen Corporation is a British Virgin Islands company wholly-owned by Absolute Sino Group Limited, of which Mr. Jin is the sole shareholder. The business address of Vimicro Shenzhen Corporation is 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, PRC.

(d) – (e) During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Buyer Group (as defined in Item 4 below) anticipates that, at the price per ADS or per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$415 million will be required for the Proposed Transaction.

It is anticipated that the funding for the Proposed Transaction will be provided by a combination of debt and equity financing. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company.

ITEM 4.	PURPOSE OF TRANSACTION

On June 21, 2015, Mr. Deng and Mr. Jin (collectively, the “Buyer Group”) submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, the Buyer Group proposed to acquire all outstanding Ordinary Shares of the Company (including Ordinary Shares represented by ADSs) not already owned by the Buyer Group at US$3.375 per Ordinary Share, or US$13.50 per ADS, in cash (the “Proposed Transaction”). The Buyer Group intends to finance the transactions contemplated under the Proposal through a combination of debt and equity capital.

The Buyer Group indicated in the Proposal that it is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for provisions typical for transactions of this type. The Proposal also indicates that no binding obligation on the part of the Company or the Buyer Group shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Global Market.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following disclosure assumes that there are 123,161,018 Ordinary Shares outstanding as of June 22, 2015, as provided by the Issuer.

Ordinary Shares are not listed for trading. Each Ordinary Shares is entitled to one vote on all matters subject to shareholder vote.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 15,255,031 Ordinary Shares (including Ordinary Shares represented by ADSs, and including stock options that vest within 60 days), which represents approximately 11.9% of the total outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) and 5.1% of the voting power of the total outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 22, 2015.

Exhibit 7.02:	Proposal Letter from the Buyer Group to the Company’s board of directors, dated as of June 21, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2015

ZHONGHAN (John) DENG

By:	/s/ Zhonghan (John) Deng

Vimicro Beijing Corporation

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Director

ZHAOWEI (Kevin) JIN

By:	/s/ Zhaowei (Kevin) Jin

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei (Kevin) Jin
Name:	Zhaowei (Kevin) Jin
Title:	Director

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares (including Ordinary Shares represented by ADSs) of Vimicro International Corporation and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

[Signatures Pages Follow]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 22, 2015.

ZHONGHAN (John) DENG

By:	/s/ Zhonghan (John) Deng

Vimicro Beijing Corporation

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Director

ZHAOWEI (Kevin) JIN

By:	/s/ Zhaowei (Kevin) Jin

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei (Kevin) Jin
Name:	Zhaowei (Kevin) Jin
Title:	Director